NISKA GAS STORAGE PARTNERS LLC

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(281) 404-1890

April 24, 2014

VIA EDGAR

Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Niska Gas Storage Partners LLC,

Form 10-K for the Fiscal Year Ended March 31, 2013

Filed June 7, 2013

Form 10-Q for the Quarterly Period Ended December 31, 2013

Filed March 12, 2014

File No. 001-34733

Dear Ms. Ransom:

Niska Gas Storage Partners LLC (the “Company”) acknowledges receipt of the letter dated April 10, 2014 containing comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in regard to the above-referenced documents (the “Comment Letter”).  The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses.  We respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses.  We expect to provide our responses to the Comment Letter no later than May 2, 2014.

Should the Staff have any questions or comments with respect to the foregoing, please contact E. Ramey Layne of Vinson & Elkins L.L.P., counsel to the Company at 713-758-4629.

Sincerely,

NISKA GAS STORAGE PARTNERS LLC

By:	/s/ Jason A. Dubchak
Name:	Jason A. Dubchak
Title:	Vice President, General Counsel & Corporate Secretary

cc:                                E. Ramey Layne

Vinson & Elkins L.L.P.